[redacted]

03031497

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Hauser, Inc.
Exact Name of Registrant as Specified in Charter

0000773723
Registrant CIK Number

Form 8-K FOR 9-22-03
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

0-17174
SEC File Number, if available

PROCESSED
SEP 23 2003
THOMSON FINANCIAL

RECD S.E.C.
SEP 22 2003
1086

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of El Segundo, State of California on the 11 day of September 2003.

HAUSER, INC.

By: [signature]
Name: Kenneth C. Cleveland
Title: President and Chief Executive Officer

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS MONTHLY OPERATING REPORT FOR THE MONTH ENDED AUGUST 31, 2003 IS BEING FILED IN PAPER FORMAT PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

MONTHLY OPERATING REPORT

FOR THE MONTH ENDED AUGUST 31, 2003

OF

HAUSER, INC. AND ITS WHOLLY OWNED SUBSIDIARIES BOTANICALS INTERNATIONAL EXTRACTS, INC., HAUSER TECHNICAL SERVICES, INC. AND ZETAPHARM, INC.

COPY

Office of the United States Trustee

In re: Botanicals International Extracts Inc. A Delaware Corporation Debtor Chapter 11 Case No: LA 03-18788-BB	**Debtor In Possession Operating Report** Report Number: 5 For the period- FROM: August 1, 2003 TO: August 31, 2003

1. Profit and Loss Statement (Accrual Basis Only)

A. Related in Business Operations:				
INCOME				
Gross Sales				
(Sales Returns and Discounts)				
Net Sales				
Beginning Inventory at Cost				
Add: Purchases				
Less: Ending Inventory at Cost				
Cost of Goods Sold				
Gross Profit				
Other Operating Revenues - Rentals				
Total Income				
EXPENSES				
Officer Compensation				
Salaries and Wages - Other Employees				
Employee Benefits and Pensions				
Total Employee wages, benefits, and pensions				
Payroll Taxes				
Real Estate Taxes				
Federal and State Income Taxes				
Total Taxes				
Rent and Lease Exp. (Real and Personal Property)				
Interest Expense (Mortgage, Loan, etc.)				
Insurance				
Automobile Expense				
Utilities (Gas. Electricity, Water, Telephone, etc.)				
Depreciation and Amortization				
Repairs and Maintenance				
Advertising				
Supplies, Office Expenses, Photocopies, etc.				
Bad Debts				
Miscellaneous Operating Expenses (See Attached)				
Total other operating costs & Expenses				
Total Operating Expenses				
Net Gain/Loss from Business Operations				
B. Not Related to Business Operations:				
INCOME				
Interest Income				
Other Non-Operating Revenues (Specify)				
Gross Proceeds on Sale of Assets				
Less: Original Cost of Assets plus Expenses of Sale				
Net Gain/Loss on Sale of Assets				
Total Non-Operating Income				
EXPENSES				
Legal and Professional Fees (Specify)				
Other Non-Operating Expenses (Specify)				
Total Non-Operating Expenses				
Net Gain/Loss Not from Business Operations				
NET INCOME / LOSS FOR PERIOD				

See Attached Sheet

2. Aging of Accounts Payable and Accounts Receivable*

*exclude pre-petition accounts payable

	Accounts Payable	Accounts Receivable
Current - Under 30 Days	163,452	2,150,479
Overdue - 31 - 60 Days	6,471	1,137,786
Overdue - 61 - 90 Days	(359)	204,489
Overdue - 91 - 120 Days	-	41,224
Overdue - Over 121 Days	-	254,979
TOTAL	169,564	3,788,957

3. Statement of Status of Payments to Secured Creditors and Lessors:

				Post-Petition Payments Not Made*	
Creditor/Lessor	Frequency of Payments per Contract/Lease (I.e. mo/qtr)	Amount of Each Payment	Next Payment Due	Number	Amount
Adron Inc.	Monthly	1,950	9/1/2003		

* Explanation for Non-Payment: In addition, debtors are accruing interest at the rate of 1.5% per month consist with the terms of the cash collateral agreement.

4. Tax Liability:

Gross Payroll Expense for Period: N/A

Gross Sales Subject to Sales Tax for Period: N/A

Type of Tax	Date Paid	Amount Paid*	Post-Petition Taxes Still Owing
Federal Payroll and Withholding Taxes			N/A
State Payroll and Withholding Taxes			N/A
State Sales and Use Taxes			N/A
Real Property Taxes			N/A

* Attach photcopies of depository receipts from taxing authorities or financial institutions to verify that such deposits or payments have been made.

5.Insurance Coverage:

Type of Insurance	Carrier/Agent Name	Amount Of Coverge	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation				
Liability				
Fire and Extended Cover'g				
Property				
Theft				
Life (list beneficiary)				
Vehicle				
Other (specify)				

Please see attachment for insurance coverage

6. Questions:

A. Has the Debtor in Possession provided compensation to any officers, directors, shareholders, or other principals without the approval of the Office of the United States Trustee?

	YES (Explain:)
X	NO

Has the Debtor in Possession, subsequent to the filing of the petition, made any payments on its pre-petition unsecured debt except as have been authorized by the Court?

	YES (Explain:)
X	NO

7. Statement of Unpaid Professional Fees (Post-Petition Amounts only).

Name of Professional	Type of Professional (Attorney, accountant, etc.)	Total Post-Petition Amount Unpaid
Unpaid Professional Fees are listed in		
Hauser, Inc.'s Operating Report		

8. Narrative Report of Significant Events and Events out of the Ordinary Course of Business*

*(Attach separate sheet if necessary) Please use this area for comments regarding the operation of the chapter 11 debtor

None

9. Quarterly Fees*

*This Fee must be paid to the United States Trustee every calendar quarter

Quarterly Period Ending	Total Disbursements for Quarter	Quarterly Fee	Date Paid	Amount Paid	Check Number	Quarterly Fee Still Owing
6/30/2003	None	$ 250	8/1/2003	$ 250	3902	

I, (Name/Title:) Thomas W. Hanlon, Secretary / Treasurer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Operating Report is true and complete to the best of my knowledge

Dated: 9/12/2003

Debtor In Possession or Trustee
Secretary/Treasurer

In re: Botanicals International Extracts Inc.
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 5

Type of Insurance	Carrier/Agent Name	Amount Of Coverge	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation	Wausau Insurance/Acordia	$1MM/$1MM/$1MM	4/1/2004	4/1/2004
California	Incl			
Colorado	Incl			
Liability	Evanston Insurance/Acordia	$1MM/$2MM	9/19/2003	9/18/2003
Property	St. Paul/Acordia	See Below	11/1/2003	8/31/2003
Real Property	St. Paul/Acordia	4,139,502	Same	"
Personal Property	St. Paul/Acordia	918,487	Same	"
Machinery	St. Paul/Acordia	9,654,327	Same	"
Business Income	St. Paul/Acordia	11,000,000	Same	"
Theft-Money	St. Paul/Acordia	10,000	11/1/2003	"
Life (list beneficiary)				
Vehicle	St. Paul/Acordia	1,000,000	11/1/2003	8/31/2003
California	No Autos			
Other	1 vehicle in CO			
Other (specify)				
Flood & Earthquake (DIC)	Mt.Hawley/Great American/Greenwich Insurance Co/Acordia			
D&O	XL Specialty/Acordia	10,000,000	11/1/2003	11/1/2003
Excess	St. Paul/Acordia	5,000,000	11/1/2003	8/31/2003
EPL	Hudson Insurance/Acordia	1,000,000	11/1/2003	8/31/2003
Cargo	St. Paul/Acordia	1,000,000	11/1/2003	8/31/2003
Foreign Liability	St. Paul/Acordia	2,000,000	11/1/2003	8/31/2003
Fiduciary	Chubb/Acordia	1,000,000	11/1/2003	8/31/2003
Crime/Employee Dishonesty	St. Paul/Acordia	200,000	11/1/2003	8/31/2003

In re: Botanicals International Extracts Inc.
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 5

Miscellaneous Operating Expenses		
Total Miscellaneous Operating Expenses		

Legal and Professional Fees		
Total Legal and Professional Fees		

Other Non-Operating Expenses

Total Other Non-Operating Expenses		

In re: Botanicals International Extracts Inc.
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 5

Botanicals International Extracts, Inc.
August 31, 2003
Actual vs. Budget
(dollars in thousands)

	Current Month Actual	Five Months Ended Year-to-date Actual
Sales	$ 2,332	$ 9,753
Cost of Sales	1,824	7,782
Gross margin	509	1,971
Sales and marketing	178	907
G & A expenses	71	392
Total	249	1,299
Contribution	**259**	**672**
Corporate Services	185	950
Operating income (loss)	**74**	**(278)**
Interest expense	(43)	(167)
Profit (Loss) before Other Income (Expense)	**32**	**(445)**
Chapter 11 Reorganization Costs	-	-
Profit (loss) before tax	**32**	**(445)**
Income taxes	-	-
Net income (loss)	**$ 32**	**$ (445)**

COPY

Office of the United States Trustee

In re: Hauser Inc. A Delaware Corporation Debtor Chapter 11 Case No: LA 03-18795-BB	**Debtor In Possession Operating Report** Report Number: For the period- FROM: August 1, 2003 TO: August 31, 2003

1. Profit and Loss Statement (Accrual Basis Only)

A. Related in Business Operations:				
INCOME				
Gross Sales				
(Sales Returns and Discounts)				
Net Sales				
Beginning Inventory at Cost				
Add: Purchases				
Less: Ending Inventory at Cost				
Cost of Goods Sold				
Gross Profit				
Other Operating Revenues - Rentals				
Total Income				
EXPENSES				
Officer Compensation				
Salaries and Wages - Other Employees				
Employee Benefits and Pensions				
Total Employee wages, benefits, and pensions				
Payroll Taxes				
Real Estate Taxes				
Federal and State Income Taxes				
Total Taxes				
Rent and Lease Exp. (Real and Personal Property)				
Interest Expense (Mortgage, Loan, etc.)				
Insurance				
Automobile Expense				
Utilities (Gas. Electricity, Water, Telephone, etc.)				
Depreciation and Amortization				
Repairs and Maintenance				
Advertising				
Supplies, Office Expenses, Photocopies, etc.				
Bad Debts				
Miscellaneous Operating Expenses (See Attached)				
Total other operating costs & Expenses				
Total Operating Expenses				
Net Gain/Loss from Business Operations				
B. Not Related to Business Operations:				
INCOME				
Interest Income				
Other Non-Operating Revenues (Specify)				
Gross Proceeds on Sale of Assets				
Less: Original Cost of Assets plus Expenses of Sale				
Net Gain/Loss on Sale of Assets				
Total Non-Operating Income				
EXPENSES				
Legal and Professional Fees (Specify)				
Other Non-Operating Expenses (Specify)				
Total Non-Operating Expenses				
Net Gain/Loss Not from Business Operations				
NET INCOME / LOSS FOR PERIOD				

See Attached Sheet

2. Aging of Accounts Payable and Accounts Receivable*

*exclude pre-petition accounts payable

	Accounts Payable	Accounts Receivable
Current - Under 30 Days	89,023	97,947
Overdue - 31 - 60 Days	18,396	74,716
Overdue - 61 - 90 Days	(22)	58,159
Overdue - 91 - 120 Days	-	171,871
Overdue - Over 121 Days		610,297
TOTAL	107,397	1,012,990

3. Statement of Status of Payments to Secured Creditors and Lessors:

				Post-Petition Payments Not Made*	
Creditor/Lessor	Frequency of Payments per Contract/Lease (I.e. mo/qtr)	Amount of Each Payment	Next Payment Due	Number	Amount
GE Capital	Monthly	198	9/12/2003		
Micron Commercial Computer Svs	Quarterly	93	8/24/2003		93
Micron Leasing	Monthly	324	9/15/2003		
Xerox Corporation	Monthly	202	8/21/2003		202
Xerox Corporation	Monthly	766	8/21/2003		766
Xerox Corporation	Monthly	1,040	8/21/2003		1040
Advanced Trailer Leasing	Monthly	139	9/15/2003		
Advanced Trailer Leasing	Monthly	159	9/15/2003		
Advanced Trailer Leasing	Monthly	139	9/15/2003		
McDonald Farms	Monthly	2,204	9/1/2003		
Western Disposal	Monthly	1,559	9/20/2003		
Hasler Mailing Systems & Solutions	Quarterly	46	11/21/2003		
Continental Development Corp.	Monthly	2,886	9/1/2003		
Rocky Net	Monthly	925	9/3/2003		
Tolin Mechanical Systems	Quarterly	828	11/1/2003		

* Explanation for Non-Payment: In addition, debtors are accruing interest at the rate of 1.5% per month consistent with the terms of the cash collateral agreement.

- Xerox billings were not received until 8/27 and were paid in early Sept.

4. Tax Liability:

Gross Payroll Expense for Period: 165,845

Gross Sales Subject to Sales Tax for Period: N/A

Type of Tax	Date Paid	Amount Paid*	Post-Petition Taxes Still Owing
Federal Payroll and Withholding Taxes	8/31/2003	40,249	
State Payroll and Withholding Taxes	8/31/2003	5,918	
State Sales and Use Taxes	None		58
Real Property Taxes	None		

* Attach photcopies of depository receipts from taxing authorities or financial institutions to verify that such deposits or payments have been made.

5.Insurance Coverage:

Type of Insurance	Carrier/Agent Name	Amount Of Coverge	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation				
Liability				
Fire and Extended Cover'g				
Property				
Theft				
Life (list beneficiary)				
Vehicle				
Other (specify)				

Please see attachment for insurance coverage

6. Questions:

A. Has the Debtor in Possession provided compensation to any officers, directors, shareholders, or other principals without the approval of the Office of the United States Trustee?

	YES (Explain:)
X	NO

Has the Debtor in Possession, subsequent to the filing of the petition, made any payments on its pre-petition unsecured debt except as have been authorized by the Court?

	YES (Explain:)
X	NO

7. Statement of Unpaid Professional Fees (Post-Petition Amounts only).

Name of Professional	Type of Professional (Attorney, accountant, etc.)	Total Post-Petition Amount Unpaid
Stutman, Treister & Glatt	Attorney	$ 373,065
Kaye Scholer LLP	Attorney	$ 340,000
Peitzman, Glassman, Weg & Kempinsky LLP	Attorney	$ 80,000
Deloitte & Touche LLP	Attorney	$ 65,000

8. Narrative Report of Significant Events and Events out of the Ordinary Course of Business*

*(Attach separate sheet if necessary) Please use this area for comments regarding the operation of the chapter 11 debtor

None

9. Quarterly Fees*

*This Fee must be paid to the United States Trustee every calendar quarter

Quarterly Period Ending	Total Disbursements for Quarter	Quarterly Fee	Date Paid	Amount Paid	Check Number	Quarterly Fee Still Owing
June 30,2003	6,997,191	$ 10,000	8/7/2003	$ 10,000	3946	

I, (Name/Title:) Thomas W. Hanlon, Chief Financial Officer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Operating Report is true and complete to the best of my knowledge

Dated: 9/12/2003

Thomas W Hanlon

Debtor In Possession or Trustee
Chief Financial Officer

Net Pay	Checks	10,594.83	
	Direct Deposits	42,711.73	
	Subtotal Net Pay		53,306.56
	Adjustments	3,475.90	
	Total Net Pay Liability (Net Cash)		56,782.56

Taxes	Agency	Rate	You are responsible for Depositing these amounts: EE withheld	ER contrib.	Amount debited from your account: EE withheld	ER contrib.			
Federal	Federal Income Tax				9,056.72				
	Earned Income Credit Advances								
	Social Security				4,089.73	4,089.68			
	Medicare				1,149.71	1,149.70			
	Federal Unemployment Tax								
	Subtotal Federal				14,296.16	5,239.38	19,535.54		
State	CA State Income Tax				302.11				
	CA State Unemployment/Disability Ins-ER	3.5000							
	CA State Disability Insurance-EE				61.57				
	Subtotal CA				363.68		363.68		
	CO State Income Tax				2,520.00				
	CO State Unemployment/Disability Ins-ER	3.3200							
	Subtotal CO				2,520.00		2,520.00		
	Total Taxes		.00	.00	17,179.84	5,239.38	22,419.22		
	Amount ADP Debited From Account 4945086353		Tran/ABA 121000248					22,419.22	Excludes Taxes That Are Your Responsibility
Other Transfers	ADP Direct Deposit				42,711.73				Employee Transaction
	Amount ADP Debited From Account 4945086353		Tran/ABA 121000248					42,711.73	
	Wage Garnishments				791.87				
	Amount ADP Debited From Account 4375599922		Tran/ABA 121000248					791.87	
Total Amount ADP Debited From Your Accounts								65,922.82	

ADP Statistical Summary Detail

HAUSER, INC. HP
Company Code: TAR
Region Name: DESERT MOUNTAIN

Batch: 1067
Quarter Number: 3

Period Ending: 08/02/2003
Pay Date: 08/08/2003
Current Date: 08/04/2003

Week 32
Page 2

		Rate	You are responsible for Depositing these amounts: EE withheld	ER contrib.	Amount debited from your account: EE withheld	ER contrib.			
Net Pay	Checks					14,012.18			
	Direct Deposits					44,185.07			
	Subtotal Net Pay						58,197.25		
	Adjustments					1.36			
	Total Net Pay Liability (Net Cash)						58,198.61		
Taxes									
Federal	Agency								
	Federal Income Tax				9,866.78				
	Earned Income Credit Advances								
	Social Security				4,238.56	4,238.59			
	Medicare				1,184.56	1,184.53			
	Federal Unemployment Tax								
	Subtotal Federal				15,289.91	5,423.12	20,713.03		
State	CA State Income Tax				318.92				
	CA State Unemployment/Disability Ins-ER	3.5000							
	CA State Disability Insurance-EE				52.55				
	Subtotal CA				371.47		371.47		
	CO State Income Tax				2,663.00				
	CO State Unemployment/Disability Ins-ER	3.3200							
	Subtotal CO				2,663.00		2,663.00		
	Total Taxes		.00	.00	18,324.38	5,423.12	23,747.50		
	Amount ADP Debited From Account 4945086353		Tran/ABA 121000248					23,747.50	Excludes Taxes That Are Your Responsibility
Other Transfers	ADP Direct Deposit				44,185.07				Employee Transaction
	Amount ADP Debited From Account 4945086353		Tran/ABA 121000248					44,185.07	
	Wage Garnishments				758.45				
	Amount ADP Debited From Account 4375666822		Tran/ABA 121000248					758.45	
Total Amount ADP Debited From Your Accounts								68,691.02	

In re: Hauser Inc.
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 5

Type of Insurance	Carrier/Agent Name	Amount Of Coverge	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation	Wausau Insurance/Acordia	$1MM/$1MM/$1MM	4/1/2004	4/1/2004
California	Incl			
Colorado	Incl			
Liability	Evanston Insurance/Acordia	$1MM/$2MM	9/19/2003	9/18/2003
Property	St. Paul/Acordia	See Below	11/1/2003	8/31/2003
Real Property	St. Paul/Acordia	4,139,502	Same	"
Personal Property	St. Paul/Acordia	918,487	Same	"
Machinery	St. Paul/Acordia	9,654,327	Same	"
Business Income	St. Paul/Acordia	11,000,000	Same	"
Theft-Money	St. Paul/Acordia	10,000	11/1/2003	"
Life (list beneficiary)				
Vehicle	St. Paul/Acordia	1,000,000	11/1/2003	8/31/2003
California	No Autos			
Other	1 vehicle in CO			
Other (specify)				
Flood & Earthquake (DIC)	Mt.Hawley/Great American/Greenwich Insurance Co/Acordia			
D&O	XL Specialty/Acordia	10,000,000	11/1/2003	11/1/2003
Excess	St. Paul/Acordia	5,000,000	11/1/2003	8/31/2003
EPL	Hudson Insurance/Acordia	1,000,000	11/1/2003	8/31/2003
Cargo	St. Paul/Acordia	1,000,000	11/1/2003	8/31/2003
Foreign Liability	St. Paul/Acordia	2,000,000	11/1/2003	8/31/2003
Fiduciary	Chubb/Acordia	1,000,000	11/1/2003	8/31/2003
Crime/Employee Dishonest	St. Paul/Acordia	200,000	11/1/2003	8/31/2003

In re: Hauser Inc.
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 5

Miscellaneous Operating Expenses		
Total Miscellaneous Operating Expenses		

Legal and Professional Fees		
Total Legal and Professional Fees		

Other Non-Operating Expenses

Total Other Non-Operating Expenses		

Hauser, Inc.
August 31, 2003
Actual vs. Budget
(dollars in thousands)

	Current Month Actual	Five Months Ended Year-to-date Actual
Sales	$194	$1,717
Cost of Sales	241	1,460
Gross margin	(47)	257
Sales and marketing	47	241
G & A expenses	296	1,498
Total Operating Cost	343	1,739
Contribution	**(390)**	**(1,482)**
Corporate Services	(219)	(1,153)
Operating income (loss)	(171)	(329)
New products expense	(52)	(315)
Interest expense	(41)	(233)
Profit (Loss) before Other Income	**(264)**	**(877)**
Chapter 11 Reorganization Costs	(232)	(1,049)
Profit (loss) before tax	**(496)**	**(1,926)**
Income taxes	-	-
Net income (loss)	**($496)**	**($1,926)**

COPY

Office of the United States Trustee

In re: Hauser Technical Services, Inc. A Delaware Corporation Debtor Chapter 11 Case No: LA 03-18798-BB	**Debtor In Possession Operating Report** Report Number: 5 For the period- FROM: August 1, 2003 TO: August 31, 2003

1. Profit and Loss Statement (Accrual Basis Only)

A. Related in Business Operations:				
INCOME				
Gross Sales				
(Sales Returns and Discounts)				
Net Sales				
Beginning Inventory at Cost				
Add: Purchases				
Less: Ending Inventory at Cost				
Cost of Goods Sold				
Gross Profit				
Other Operating Revenues - Rentals				
Total Income				
EXPENSES				
Officer Compensation				
Salaries and Wages - Other Employees				
Employee Benefits and Pensions				
Total Employee wages, benefits, and pensions				
Payroll Taxes				
Real Estate Taxes				
Federal and State Income Taxes				
Total Taxes				
Rent and Lease Exp. (Real and Personal Property)				
Interest Expense (Mortgage, Loan, etc.)				
Insurance				
Automobile Expense				
Utilities (Gas. Electricity, Water, Telephone, etc.)				
Depreciation and Amortization				
Repairs and Maintenance				
Advertising				
Supplies, Office Expenses, Photocopies, etc.				
Bad Debts				
Miscellaneous Operating Expenses (See Attached)				
Total other operating costs & Expenses				
Total Operating Expenses				
Net Gain/Loss from Business Operations				
B. Not Related to Business Operations:				
INCOME				
Interest Income				
Other Non-Operating Revenues (Specify)				
Gross Proceeds on Sale of Assets				
Less: Original Cost of Assets plus Expenses of Sale				
Net Gain/Loss on Sale of Assets				
Total Non-Operating Income				
EXPENSES				
Legal and Professional Fees (Specify)				
Other Non-Operating Expenses (Specify)				
Total Non-Operating Expenses				
Net Gain/Loss Not from Business Operations				
NET INCOME / LOSS FOR PERIOD				

See Attached Sheet

2. Aging of Accounts Payable and Accounts Receivable*

*exclude pre-petition accounts pay

	Accounts Payable	Accounts Receivable
Current - Under 30 Days	126,277	296,814
Overdue - 31 - 60 Days		192,984
Overdue - 61 - 90 Days		1,250
Overdue - 91 - 120 Days		6,589
Overdue - Over 121 Days		
TOTAL	126,277	497,637

3. Statement of Status of Payments to Secured Creditors and Lessors:

				Post-Petition Payments Not Made*	
Creditor/Lessor	Frequency of Payments per Contract/Lease (I.e. mo/qtr)	Amount of Each Payment	Next Payment Due	Number	Amount
US Filter	Semi-annual	110	12/1/2003	None	
US Filter	Quarterly	63	10/15/2003	None	
GE Capital	Monthly	1,058	9/12/2003	None	
Advanced Trailer Leasing	Monthly	134	8/31/2003	1	134
Neopost	Monthly	212	9/22/2003	None	
Pure Water	Monthly	250	9/20/2003	None	
Quantum Analytics	Monthly	3,701	9/7/2003	None	
Trinity Capital	Monthly	261	9/15/2003	None	
6800 Broadway Bsn Ctr	Monthly	27,175	10/1/2003	None	
Woodspear Properties	Monthly	12,245	10/1/2003	None	

* Explanation for Non-Payment: In addition, debtors are accruing interest to Wells Fargo Bank, NA, at the rate of 1.5% per annum consistent with the terms of the cash collateral agreement.

Advanced Trailer paid 9/8 - received late

4. Tax Liability:

Gross Payroll Expense for Period: **176,201**

Gross Sales Subject to Sales Tax for Period: N/A

Type of Tax	Date Paid	Amount Paid*	Post-Petition Taxes Still Owing
Federal Payroll and Withholding Taxes	by - 8/31/2003	44,142	-
State Payroll and Withholding Taxes	by - 8/31/2003	6,316	-
State Sales and Use Taxes	None	-	3,788
Real Property Taxes			

* Attach photcopies of depository receipts from taxing authorities or financial institutions to verify that such deposits or payments have been made.

5.Insurance Coverage:

Type of Insurance	Carrier/Agent Name	Amount Of Coverge	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation				
Liability				
Fire and Extended Cover'g				
Property				
Theft				
Life (list beneficiary)				
Vehicle				
Other (specify)				

Please see attachment for insurance coverage

6. Questions:

A. Has the Debtor in Possession provided compensation to any officers, directors, shareholders, or other principals without the approval of the Office of the United States Trustee?

	YES (Explain:)
X	NO

Has the Debtor in Possession, subsequent to the filing of the petition, made any payments on its pre-petition unsecured debt except as have been authorized by the Court?

	YES (Explain:)
X	NO

7. Statement of Unpaid Professional Fees (Post-Petition Amounts only).

Name of Professional	Type of Professional (Attorney, accountant, etc.)	Total Post-Petition Amount Unpaid
Unpaid Professional Fees are listed in		
Hauser, Inc.'s Operating Report		

8. Narrative Report of Significant Events and Events out of the Ordinary Course of Business*

*(Attach separate sheet if necessary) Please use this area for comments regarding the operation of the chapter 11 debtor

None

9. Quarterly Fees*

*This Fee must be paid to the United States Trustee every calendar quarter

Quarterly Period Ending	Total Disbursements for Quarter	Quarterly Fee	Date Paid	Amount Paid	Check Number	Quarterly Fee Still Owing
6/30/2003	5,000	5,000	8/12/2003	5,000	11613	0

I, (Name/Title:) Thomas W. Hanlon, Secretary / Treasurer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Operating Report is true and complete to the best of my knowledge

Dated: 9/10/2003

Thomas W Hanlon

Debtor In Possession or Trustee
Title - Secretary / Treasurer

Preview Preview

Net Pay	Checks					14,754.90		
	Direct Deposits					48,789.20		
	Subtotal Net Pay						63,544.10	
	Adjustments					1,463.09-		
	Total Net Pay Liability (Net Cash)						62,081.01	
Taxes			You are responsible for Depositing these amounts		Amount debited from your account			
Federal	Agency	Rate	EE withheld	ER contrib.	EE withheld	ER contrib.		
	Federal Income Tax				9,333.79			
	Earned Income Credit Advances							
	Social Security				5,301.43	5,301.46		
	Medicare				1,239.86	1,239.85		
	Federal Unemployment Tax					14.11		
	Subtotal Federal				15,875.08	6,555.41	22,430.49	
State	CO State Income Tax				3,033.00			
	CO State Unemployment/Disability Ins-ER	.8200				10.93		
	Subtotal CO				3,033.00	10.93	3,043.93	
	Total Taxes		.00	.00	18,908.08	6,566.34	25,474.42	
	Amount ADP Debited From Account	4945086361	Tran/ABA	121000248				25,474.42
Other Transfers	ADP Direct Deposit				48,789.20			
	Amount ADP Debited From Account	4945086361	Tran/ABA	121000248				48,789.20
Total Amount ADP Debited From Your Accounts								74,263.62

Excludes Taxes That Are Your Responsibility

44 Employee Transactions

ADP Statistical Summary Detail

HAUSER TECH SERVICES
Company Code: MBA
Region Name: DESERT MOUNTAIN

Batch: 2345
Quarter Number: 3

Period Ending: 08/16/2003
Pay Date: 08/21/2003
Current Date: 08/18/2003

Week 34
Page 2

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Net Pay	Checks				15,323.34		
	Direct Deposits				46,357.32		
	Subtotal Net Pay						61,680.66
	Adjustments				.00		
	Total Net Pay Liability (Net Cash)						61,680.66

Taxes			You are responsible for Depositing these amounts		Amount debited from your account		
Federal	Agency	Rate	EE withheld	ER contrib.	EE withheld	ER contrib.	
	Federal Income Tax				8,823.30		
	Earned Income Credit Advances						
	Social Security				5,211.72	5,211.70	
	Medicare				1,218.87	1,218.87	
	Federal Unemployment Tax					26.78	
	Subtotal Federal				15,253.89	6,457.35	21,711.24
State	CO State Income Tax				2,960.00		
	CO State Unemployment/Disability Ins-ER	.6200				22.16	
	Subtotal CO				2,960.00	22.16	2,982.16
	Total Taxes		.00	.00	18,213.89	6,479.51	24,693.40
	Amount ADP Debited From Account	4845086361	Tran/ABA	121000248			24,693.40

Excludes Taxes That Are Your Responsibility

Other Transfers	ADP Direct Deposit				46,357.32	
	Amount ADP Debited From Account	4845086361	Tran/ABA	121000248		46,357.32
Total Amount ADP Debited From Your Accounts						71,050.72

45 Employee Transactions

In re: Hauser Technical Services, Inc.
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 5

Type of Insurance	Carrier/Agent Name	Amount Of Coverge	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation	Wausau Insurance/Acordia	$1MM/$1MM/$1MM	4/1/2004	4/1/2004
California	Incl			
Colorado	Incl			
Liability	Evanston Insurance/Acordia	$1MM/$2MM	9/19/2003	9/18/2003
Property	St. Paul/Acordia	See Below	11/1/2003	8/31/2003
Real Property	St. Paul/Acordia	4,139,502	Same	"
Personal Property	St. Paul/Acordia	918,487	Same	"
Machinery	St. Paul/Acordia	9,654,327	Same	"
Business Income	St. Paul/Acordia	11,000,000	Same	"
Theft-Money	St. Paul/Acordia	10,000	11/1/2003	"
Life (list beneficiary)				
Vehicle	St. Paul/Acordia	1,000,000	11/1/2003	8/31/2003
California	No autos			
Other	1 vehicle in CO			
Other (specify)				
Flood & Earthquake (DIC)	Mt. Hawley/Great American/Greenwich Insurance Co/Acordia			
D&O	XL Specialty/Acordia	10,000,000	11/1/2003	11/1/2003
Excess	St. Paul/Acordia	5,000,000	11/1/2003	8/31/2003
EPL	Hudson Insurance/Acordia	1,000,000	11/1/2003	8/31/2003
Cargo	St. Paul/Acordia	1,000,000	11/1/2003	8/31/2003
Foreign Liability	St. Paul/Acordia	2,000,000	11/1/2003	8/31/2003
Fiduciary	Chubb/Acordia	1,000,000	11/1/2003	8/31/2003
Crime/Employee Dishonesty	St. Paul/Acordia	200,000	11/1/2003	8/31/2003

In re: Hauser Technical Services, Inc.
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 5

Miscellaneous Operating Expenses		
Total Miscellaneous Operating Expenses		

Legal and Professional Fees		
	None	
Total Legal and Professional Fees		

Other Non-Operating Expenses

	None	
Total Other Non-Operating Expenses		

Hauser Technical Services
Hauser Contract Research Organization
Summary Income Statement
August 31, 2003
(dollars in thousands)

	Month Actual	Year-to-date Actual
Sales	$483	2,510
Cost of sales	416	1,990
Gross margin	66	520
Sales and marketing	17	64
R & D expenses		
G & A expenses	31	125
Total	48	188
Contribution	19	331
Corporate Services	34	203
Operating income (loss)	(15)	128
Interest expense	(14)	(56)
Reorganization Costs	(5)	(5)
Profit (loss) before tax	($35)	$67

COPY

Office of the United States Trustee

In re: Zetapharm Inc. A New York Corporation Debtor Chapter 11 Case No: LA 03-18802-BB	**Debtor In Possession Operating Report** Report Number: 5 For the period- FROM: August 1, 2003 TO: August 31, 2003

RECEIVED
OFFICE OF US TRUSTEE
LOS ANGELES CA

1. Profit and Loss Statement (Accrual Basis Only)

A. Related in Business Operations:				
INCOME				
Gross Sales				
(Sales Returns and Discounts)				
Net Sales				
Beginning Inventory at Cost				
Add: Purchases				
Less: Ending Inventory at Cost				
Cost of Goods Sold				
Gross Profit				
Other Operating Revenues - Rentals				
Total Income				
EXPENSES				
Officer Compensation				
Salaries and Wages - Other Employees				
Employee Benefits and Pensions				
Total Employee wages, benefits, and pensions				
Payroll Taxes				
Real Estate Taxes				
Federal and State Income Taxes				
Total Taxes				
Rent and Lease Exp. (Real and Personal Property)				
Interest Expense (Mortgage, Loan, etc.)				
Insurance				
Automobile Expense				
Utilities (Gas. Electricity, Water, Telephone, etc.)				
Depreciation and Amortization				
Repairs and Maintenance				
Advertising				
Supplies, Office Expenses, Photocopies, etc.				
Bad Debts				
Miscellaneous Operating Expenses (See Attached)				
Total other operating costs & Expenses				
Total Operating Expenses				
Net Gain/Loss from Business Operations				
B. Not Related to Business Operations:				
INCOME				
Interest Income				
Other Non-Operating Revenues (Specify)				
Gross Proceeds on Sale of Assets				
Less: Original Cost of Assets plus Expenses of Sale				
Net Gain/Loss on Sale of Assets				
Total Non-Operating Income				
EXPENSES				
Legal and Professional Fees (Specify)				
Other Non-Operating Expenses (Specify)				
Total Non-Operating Expenses				
Net Gain/Loss Not from Business Operations				
NET INCOME / LOSS FOR PERIOD				

No activity for this period

2. Aging of Accounts Payable and Accounts Receivable*

*exclude pre-petition accounts payable

	Accounts Payable	Accounts Receivable
Current - Under 30 Days	None	-
Overdue - 31 - 60 Days		-
Overdue - 61 - 90 Days		-
Overdue - 91 - 120 Days		-
Overdue - Over 121 Days		(8,981)
TOTAL		(8,981)

3. Statement of Status of Payments to Secured Creditors and Lessors:

				Post-Petition Payments Not Made*	
Creditor/Lessor	Frequency of Payments per Contract/Lease (I.e. mo/qtr)	Amount of Each Payment	Next Payment Due	Number	Amount
None					

* Explanation for Non-Payment: In addition, debtors are accruing interest at the rate of 1.5% per month consist with the terms of the cash collateral agreement.

4. Tax Liability:

Gross Payroll Expense for Period: None

Gross Sales Subject to Sales Tax for Period: None

Type of Tax	Date Paid	Amount Paid*	Post-Petition Taxes Still Owing
Federal Payroll and Withholding Taxes	None		
State Payroll and Withholding Taxes	None		
State Sales and Use Taxes	None		
Real Property Taxes	None		

* Attach photcopies of depository receipts from taxing authorities or financial institutions to verify that such deposits or payments have been made.

5.Insurance Coverage:

Type of Insurance	Carrier/Agent Name	Amount Of Coverge	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation				
Liability				
Fire and Extended Cover'g				
Property				
Theft				
Life (list beneficiary)				
Vehicle				
Other (specify)				

Please see attachment for insurance coverage

6. Questions:

A. Has the Debtor in Possession provided compensation to any officers, directors, shareholders, or other principals without the approval of the Office of the United States Trustee?

	YES (Explain:)
X	NO

Has the Debtor in Possession, subsequent to the filing of the petition, made any payments on its pre-petition unsecured debt except as have been authorized by the Court?

	YES (Explain:)
X	NO

7. Statement of Unpaid Professional Fees (Post-Petition Amounts only).

Name of Professional	Type of Professional (Attorney, accountant, etc.)	Total Post-Petition Amount Unpaid
Unpaid Professional Fees are listed in		
Hauser, Inc.'s Operating Report.		

8. Narrative Report of Significant Events and Events out of the Ordinary Course of Business*

*(Attach separate sheet if necessary) Please use this area for comments regarding the operation of the chapter 11 debtor

None

9. Quarterly Fees*

*This Fee must be paid to the United States Trustee every calendar quarter

Quarterly Period Ending	Total Disbursements for Quarter	Quarterly Fee	Date Paid	Amount Paid	Check Number	Quarterly Fee Still Owing
30-Jun-03	None	$ 250	8/1/2003	$ 250	3903	

I, (Name/Title:) Thomas W. Hanlon, Secretary / Treasurer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Operating Report is true and complete to the best of my knowledge

Dated: 9/12/2003

Debtor in Possession or Trustee
Secretary/Treasurer

In re: Zetapharm Inc.
A New York Corporation

Debtor In Possession Operating Report
Report Number: 5

Type of Insurance	Carrier/Agent Name	Amount Of Coverge	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation	Wausau Insurance/Acordia	$1MM/$1MM/$1MM	4/1/2004	4/1/2004
California	Incl			
Colorado	Incl			
Liability	Evanston Insurance/Acordia	$1MM/$2MM	9/19/2003	9/18/2003
Property	St. Paul/Acordia	See Below	11/1/2003	8/31/2003
Real Property	St. Paul/Acordia	4,139,502	Same	"
Personal Property	St. Paul/Acordia	918,487	Same	"
Machinery	St. Paul/Acordia	9,654,327	Same	"
Business Income	St. Paul/Acordia	11,000,000	Same	"
Theft-Money	St. Paul/Acordia	10,000	11/1/2003	"
Life (list beneficiary)				
Vehicle	St. Paul/Acordia	1,000,000	11/1/2003	8/31/2003
California	No Autos			
Other	1 vehicle in CO			
Other (specify)				
Flood & Earthquake (DIC)	Mt.Hawley/Great American/Greenwich Insurance Co/Acordia			
D&O	XL Specialty/Acordia	10,000,000	11/1/2003	11/1/2003
Excess	St. Paul/Acordia	5,000,000	11/1/2003	8/31/2003
EPL	Hudson Insurance/Acordia	1,000,000	11/1/2003	8/31/2003
Cargo	St. Paul/Acordia	1,000,000	11/1/2003	8/31/2003
Foreign Liability	St. Paul/Acordia	2,000,000	11/1/2003	8/31/2003
Fiduciary	Chubb/Acordia	1,000,000	11/1/2003	8/31/2003
Crime/Employee Dishonest	St. Paul/Acordia	200,000	11/1/2003	8/31/2003

In re: Zetapharm Inc.
A New York Corporation

Debtor In Possession Operating Report
Report Number: 5

Miscellaneous Operating Expenses		
Total Miscellaneous Operating Expenses		

Legal and Professional Fees		
Total Legal and Professional Fees		

Other Non-Operating Expenses

Total Other Non-Operating Expenses		

COPY

Office of the United States Trustee

In re: Hauser, Inc. A Delaware Corporation Debtor Chapter 11 Case No: LA 03-18795-BB	**Debtor in Possession Interim Statement** Statement Number: 5 For the period- FROM: 8/1/2003 TO: 8/31/2003

CASH ACTIVITY ANALYSIS (Cash Basis Only)	**General Account**	**Payroll Account**	**Tax Account**
A. Total Receipts per all Prior Interim Statements	10,152,412	-	-
B. Less: Total Disbursements per all Prior Statements	9,871,269	-	-
C. Beginning Balance (A less B)	281,143		
D. Receipts during Current Period (Describe each receipt; Attach Separate Listing if Necessary)			
8/5: Misc receipts deposited by Hauser for Cobra, etc.	566		
8/19: Deposit from ZetaPharmceuticals for A/P items received	51,750		
8/27: Corporate services and interest payment for August from HTS to Hauser.	83,000		
8/29: Misc receipts deposited by Hauser for Cobra, etc.	1,603		
From Detail Sheet "D"	2,458,586		
TOTAL RECEIPTS THIS PERIOD (D):	2,595,504		
E. Balance Available (C plus D)	2,876,647		
F. Less: Disbursements during Current Period (Describe "date", "Check#", "Payee/Purpose"; Attach separate listing If needed)			
From Detail Sheet "F"	2,489,881		
TOTAL DISBURSEMENTS HIS PERIOD (F):	2,489,881		
G. Ending Balance (E less F)	386,766		

H. Depositories	Depository Name / Depository Location	Account Number
(1) General Account	Wells Fargo Bank - Los Angeles, CA	4945 063790
(2) Payroll Account	Wells Fargo Bank - Los Angeles, CA	4945 086353
(3) Tax Account	none	

I. Other monies on hand (Specify type and location) (i.e. Certificates of Deposit, Petty Cash):

Type	**Location**
Petty Cash	El Segundo, CA not to exceed $500
Petty Cash	Longmont, CO not to exceed $1000

I, (Print Name:) Thomas W. Hanlon, Chief Financial Officer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Interim Statement is true and complete to the best of my knowledge.

Dated: 9/4/03

Debtor In Possession or Trustee Signature
Chief Financial Officer

Office of the United States Trustee

In re: Hauser, Inc.	
A Delaware Corporation	
	Debtor
Chapter 11 Case No:	LA 03-18795-BB

Debtor In Possession Interim Statement	
Statement Number:	5
For the period-	
FROM:	8/1/2003
TO:	8/31/2003

Date of Receipt	Description	General Account	Payroll Account	Tax Account
1-Aug		18,091		
4-Aug		70,361		
5-Aug		147,180		
6-Aug		250,012		
7-Aug		13,684		
8-Aug		33,180		
11-Aug		10,956		
13-Aug		340,028		
14-Aug		64,280		
15-Aug		124,314		
18-Aug		138,554		
19-Aug		207,627		
20-Aug		33,566		
21-Aug		126,564		
22-Aug		80,740		
25-Aug		249,673		
26-Aug		70,561		
27-Aug		277,653		
28-Aug		91,042		
29-Aug		110,520		
Hauser A/R	121,880			
BIE A/R	2,336,706			
TOTAL RECEIPTS on this		2,458,586		

Office of the United States Trustee

In re: Hauser, Inc.	
A Delaware Corporation	
	Debtor
Chapter 11 Case No:	LA 03-18795-BB

Debtor In Possession Interim Statement		
Statement Number:		5
For the period-		
	FROM:	8/1/2003
	TO:	8/31/2003

Date of Disbursement	Check Number	Payee	Purpose	General Account	Payroll Account	Tax Account
	See attached			2,489,881		
TOTAL DISBURSMENTS on this page: (Total will automatically carry to p1)				2,489,881	-	-

Hauser, Inc.
Debtor In Possession Interim Statement #5
August 1 to August 31, 2003
Detail Sheet F; Cash Disbursements

	Check No.	Check Date	Vendor Name	Hauser	BIE	Amount	Description	Category
	003842	8/1/2003	ADVANCED TRAILER LEASING	504		504	Trailer Rental	All Other Expenses
	003843	8/1/2003	AETNA	1,931		1,931	Dental Premium	Payroll
	003844	8/1/2003	BUCHI ANALYTICAL, INC.	929		929	Operating Supply	All Other Expenses
	003845	8/1/2003	CHC OF CALIFORNIA	366		366	Medical Premium/J, Yanche	All Other Expenses
	003846	8/1/2003	CHEMICAL ABSTRACTS SERVICE	43		43	Research Articles	All Other Expenses
	003847	8/1/2003	CITY OF EL SEGUNDO	88		88	Business License	All Other Expenses
	003848	8/1/2003	COVANCE LABORATORIES	1,280		1,280	Inventory	Inventory
	003849	8/1/2003	COMPUTERSHARE	696		696	Shareholders Listing	All Other Expenses
	003850	8/1/2003	CONCENTRA MEDICAL CENTERS	114		114	EE Physical	All Other Expenses
0	003851	8/1/2003	CONTINENTAL DEVELOPMENT LP	2,886		2,886	El Segundo Office Rent	All Other Expenses
1	003852	8/1/2003	CORPORATE EXPRESS	233		233	Office Supplies	All Other Expenses
2	003853	8/1/2003	CT CORPORATION	910		910	Annual Fee/Statutory Representation	All Other Expenses
3	003854	8/1/2003	INDFRAG LIMITED	2,100		2,100	Inventory	Inventory
4	003855	8/1/2003	VOID	-		-	Void	Void
5	003856	8/1/2003	VOID	-		-	Void	Void
6	003857	8/1/2003	COVANCE LABORATORIES	170		170	Inventory	Inventory
7	003858	8/1/2003	EXPRESS SERVICES, INC.	1,821		1,821	Temporary Service	All Other Expenses
8	003859	8/1/2003	FEDERAL EXPRESS	86		86	Freight	All Other Expenses
9	003860	8/1/2003	GECF HOME DEPOT	32		32	Operating Supply	All Other Expenses
0	003861	8/1/2003	INDUSTRIAL CHEMICALS CORP.	3,752		3,752	Inventory	Inventory
1	003862	8/1/2003	JEFF FADLEY	11		11	EE Expense Report	All Other Expenses
2	003863	8/1/2003	JEFFERSON PILOT FINANCIAL	990		990	Group & Voluntary Ins. Premium	Payroll
3	003864	8/1/2003	KC MAINTENANCE & SNOW REMOVAL	75		75	Lawn Service	All Other Expenses
4	003865	8/1/2003	KELLY SERVICES	2,197		2,197	Temporary Service	All Other Expenses
5	003866	8/1/2003	KENNETH CLEVELAND ASSOCIATES	8,261		8,261	Executive Management Services+Expenses	All Other Expenses
6	003867	8/1/2003	VOID	-		-	Void	Void
7	003868	8/1/2003	VOID	-		-	Void	Void
8	003869	8/1/2003	COVANCE LABORATORIES	170		170	Inventory	Inventory
9	003870	8/1/2003	LINWELD	236		236	Cylinders	All Other Expenses
0	003871	8/1/2003	M TECH	1,116		1,116	Operating Supply	All Other Expenses
1	003872	8/1/2003	MCMASTER-CARR	179		179	Operating Supply	All Other Expenses
2	003873	8/1/2003	NOLAN ANDERSON	38		38	EE Expense Report	All Other Expenses
3	003874	8/1/2003	PONDELWILKINSON MS&L	352		352	Professional Services	All Other Expenses
4	003875	8/1/2003	QWEST	1,073		1,073	Phone Service	All Other Expenses
5	003876	8/1/2003	KLAUS SCHEKAHN	1,536		1,536	EE Expense Report	All Other Expenses
6	003877	8/1/2003	SHOCO OIL, INC.	62		62	Operating Supply	All Other Expenses
7	003878	8/1/2003	SONITROL OF DENVER	343		343	Security Qtrly Billing	All Other Expenses
8	003879	8/1/2003	SERVICE UNIFORM RENTAL	524		524	Uniform Service	All Other Expenses
9	003880	8/1/2003	VOID	-		-	Void	Void
0	003881	8/1/2003	VOID	-		-	Void	Void
1	003882	8/1/2003	VOID	-		-	Void	Void
2	003883	8/1/2003	VOID	-		-	Void	Void

Hauser, Inc.
Debtor In Possession Interim Statement #5
August 1 to August 31, 2003
Detail Sheet F; Cash Disbursements

Check No.	Check Date	Vendor Name	Hauser	BIE	Amount	Description	Category
003884	8/1/2003	VOID	-		-	Void	Void
003885	8/1/2003	VOID	-		-	Void	Void
003886	8/1/2003	KENNETH CLEVELAND ASSOCIATES	2,305		2,305	Expense Reimbursement	All Other Expenses
003887	8/1/2003	KINDERMORGAN	6,537		6,537	Utility Hauser	All Other Expenses
003888	8/1/2003	VOID	-		-	Void	Void
003889	8/1/2003	VOID	-		-	Void	Void
003890	8/1/2003	VOID	-		-	Void	Void
003891	8/1/2003	VOID	-		-	Void	Void
003892	8/1/2003	VOID	-		-	Void	Void
003893	8/1/2003	VOID	-		-	Void	Void
003894	8/1/2003	VOID	-		-	Void	Void
003895	8/1/2003	VOID	-		-	Void	Void
003896	8/1/2003	ONYX ENVIRONMENTAL SERVICE	1,061		1,061	Waste Disposal	All Other Expenses
003897	8/1/2003	SAUL BENNETT	804		804	Consulting/Credit Manager	All Other Expenses
003898	8/1/2003	THOMAS HANLON	172		172	Expense Reimbursement	All Other Expenses
003899	8/1/2003	THOMAS HANLON ASSOCIATES	60,578		60,578	Incentive Comp/Executive Mgmt Services	All Other Expenses
003900	8/1/2003	TOP HAT SUPPLY COMPANY	-		-	Void	Void
003901	8/1/2003	US FILTER	201		201	Operating Supply	All Other Expenses
003902	8/1/2003	US TRUSTEE PROGRAM PAYMENT	250		250	Qtr 2 Fee/Chapter 11	All Other Expenses
003903	8/1/2003	US TRUSTEE PROGRAM PAYMENT	250		250	Qtr 2 Fee/Chapter 11	All Other Expenses
003904	8/1/2003	VWR INTERNATIONAL	845		845	Operating Supply	All Other Expenses
003905	8/1/2003	COVANCE LABORATORIES		710	710	Inventory	Inventory
003906	8/1/2003	COVANCE LABORATORIES		982	982	Inventory	Inventory
003907	8/1/2003	ADRON, INC.		1,950	1,950	Boonton Office Rent	All Other Expenses
003908	8/1/2003	AMT LABS, INC.		6,004	6,004	Inventory	Inventory
003909	8/1/2003	AMZAC ENTERPRISES, INC.		1,522	1,522	Freight/Inventory	Inventory
003910	8/1/2003	BI NUTRACEUTICALS		1,680	1,680	Freight/Inventory	Inventory
003911	8/1/2003	BI NUTRACEUTICALS		7,182	7,182	Freight/Inventory	Inventory
003912	8/1/2003	CBT INTERNATIONAL, INC.		463	463	Customs Broker	Inventory
003913	8/1/2003	FLAROMA		9,622	9,622	Inventory	Inventory
003914	8/1/2003	GREIF BROTHERS		280	280	Inventory	Inventory
003915	8/1/2003	KELATRON CORPORATION		5,922	5,922	Inventory	Inventory
003916	8/1/2003	MODESTI BROTHERS, INC.		1,593	1,593	Inventory	Inventory
003917	8/1/2003	SAMTA TRANSPORTATION & WAREHOU		360	360	Inventory	Inventory
003918	8/1/2003	SCIENTECH LABORATORIES, INC.		215	215	Inventory	Inventory
003919	8/1/2003	SUNLAND DISTRIBUTION INC.		418	418	Inventory	Inventory
003920	8/1/2003	TOP HAT SUPPLY COMPANY	562		562	Operating Supply	All Other Expenses
003921	8/1/2003	WESTERN OVERSEAS CORPORATION	45		45	Freight/Inventory	Inventory
003922	8/4/2003	BIOMER, INCORPORATED		12,650	12,650	Contract Manufacturing Supervisor	All Other Expenses
003923	8/5/2003	GIAMBROCCO FOOD SERVICE, CO.	4,107		4,107	Inventory	Inventory
003924	8/5/2003	CAMERON & BARKLEY	56		56	Operating Supply	All Other Expenses
003925	8/5/2003	COLOTEX	196		196	Operating Supply	All Other Expenses

Hauser, Inc.
Debtor In Possession Interim Statement #5
August 1 to August 31, 2003
Detail Sheet F; Cash Disbursements

	Check No.	Check Date	Vendor Name	Hauser	BIE	Amount	Description	Category
35	003926	8/5/2003	COMMISSIONER FOR PATENTS	55		55	Extension Amendment	All Other Expenses
36	003927	8/5/2003	COMPOUND SOLUTIONS, INC,.		400	400	Inventory	Inventory
37	003928	8/5/2003	SUNLINE EXPRESS SYSTEMS, INC.		5,286	5,286	Inventory/Freight	Inventory
38	003929	8/5/2003	SHUSTER LABORATORIES		960	960	Product Testing	Inventory
39	251905	8/5/2003	TRINITY HERB	106		106	Operating Supply	All Other Expenses
90	003930	8/6/2003	GIAMBROCCO FOOD SERVICE CO.	1,168		1,168	Inventory	Inventory
91	003931	8/7/2003	VOID	-		-	Void	Void
92	003932	8/7/2003	CGLIC-PHOENIX EASC	18,237		18,237	Medical Premium	All Other Expenses
93	003933	8/7/2003	VOID	-		-	Void	Void
94	003934	8/7/2003	DENVER RESERVE	377		377	EE Spending Accts/Admin Fee	All Other Expe.
95	003935	8/7/2003	EXPRESS SERVICES, INC.	1,852		1,852	Temporary Service	All Other Expenses
96	003936	8/7/2003	INDUSTRIAL CHEMICALS CORP.	7,090		7,090	Inventory	Inventory
97	003937	8/7/2003	JEAN PAULSON-KISLESKY	858		858	EE Expense Report	All Other Expenses
98	003938	8/7/2003	KELLY SERVICES	3,069		3,069	Temporary Service	All Other Expenses
99	003939	8/7/2003	KENNETH CLEVELAND ASSOCIATES	8,476		8,476	Executive Management Services+Expenses	All Other Expenses
00	003940	8/7/2003	SCOTT KINDERWATER	55		55	EE Expense Report	All Other Expenses
01	003941	8/7/2003	MCDONALD FARMS ENTERPRISES	5,714		5,714	Waste Disposal	All Other Expenses
02	003942	8/7/2003	PATRICIA J. FLICK	1,669		1,669	Financial Analysis Consultant	All Other Expenses
03	003943	8/7/2003	PROCESS TECHNOLOGIES	1,561		1,561	Inventory	Inventory
04	003944	8/7/2003	SAUL BENNETT	804		804	Credit Mgr Consulting	All Other Expenses
05	003945	8/7/2003	THOMAS HANLON ASSOCIATES	4,327		4,327	Executive Management Services	All Other Expenses
06	003946	8/7/2003	US TRUSTEE PROGRAM PAYMENT	10,000		10,000	Qtr 2 Fee/Chapter 11	All Other Expenses
07	003947	8/7/2003	VOID		-	-	Void	Void
08	003948	8/7/2003	VOID			-	Void	Void
09	003949	8/7/2003	PEQUEST FURNACE ASSOC., LLC		5,000	5,000	Inventory	Inventory
10	003950	8/7/2003	VOID		-	-	Void	Void
11	003951	8/7/2003	UNITED PARCEL SERVICES		938	938	Freight	All Other Expenses
12	003952	8/8/2003	ROBIN T PROCTOR	1,223		1,223	Exit Check - payroll	Payroll
13	003953	8/8/2003	ACT TELECONFERENCING SERVICES	97		97	Telephone conferences	All Other Expenses
14	003954	8/8/2003	ADVANCED TRAILER LEASING	506		506	Trailer Leasing	All Other Expenses
15	003955	8/8/2003	AT&T WIRELESS	183		183	Cell phones/Klaus and Robert	All Other Expenses
16	003956	8/8/2003	BI NUTRACEUTICALS	5,534		5,534	Misc D&B Charges, Product Testing	All Other Expenses
17	003957	8/8/2003	COMMISSIONER FOR TRADEMARKS	950		950	Annuity Fee WSR Patent	All Other Expenses
18	003958	8/8/2003	CENTRAL SECURITY COMMUNICATION	90		90	Security System Parts	All Other Expenses
19	003959	8/8/2003	CENTRAL WELD COUNTY WATER DIST	869		869	Utilities	All Other Expenses
20	003960	8/8/2003	MILE HI CULLIGAN WATER, INC.	107		107	Water Cooler Rental	All Other Expenses
21	003961	8/8/2003	FEDERAL EXPRESS	44		44	Shipping	All Other Expenses
22	003962	8/8/2003	THE FINISHING TOUCH JANITORIAL	2,414		2,414	Facilities Maintenance	All Other Expenses
23	003963	8/8/2003	VOID	-		-	Void	Void
24	003964	8/8/2003	VOID	-		-	Void	Void
25	003965	8/8/2003	HAUSER TECHNICAL SERVICES, INC	3,764		3,764	Professional Services/Paclitaxel	All Other Expenses
26	003966	8/8/2003	KC MAINTENANCE & SNOW REMOVAL	565		565	Lawn Service	All Other Expenses

Hauser, Inc.
Debtor In Possession Interim Statement #5
August 1 to August 31, 2003
Detail Sheet F; Cash Disbursements

	Check No.	Check Date	Vendor Name	Hauser	BIE	Amount	Description	Category
27	003967	8/8/2003	MATERIALS HANDLING EQUIPMENT	46		46	Operating Supplies	All Other Expenses
28	003968	8/8/2003	PROFESSIONAL RESTORATION	2,048		2,048	Flood Repair	All Other Expenses
29	003969	8/8/2003	QWEST	83		83	Phone Bill	All Other Expenses
30	003970	8/8/2003	SERVICE UNIFORM RENTAL	53		53	Uniform Service	All Other Expenses
31	003971	8/8/2003	UNIVANCE TELECOMMUNICATIONS	225		225	Long Distance Service	All Other Expenses
32	003972	8/11/2003	FLEET CAPITAL LEASING	3,533		3,533	Equipment Buyout	All Other Expenses
33	003973	8/11/2003	HAUSER LABORATORIES	1,200		1,200	Voice Mail System	All Other Expenses
34	003974	8/11/2003	VISION SERVICE PLAN	188		188	EE Vision Premium	All Other Expenses
35	003975	8/11/2003	VWR INTERNATIONAL	229		229	Operating Supplies	All Other Exper
36	003976	8/11/2003	WAUSAU INSURANCE COMPANIES	794		794	Workers Comp	Payroll
37	003977	8/11/2003	XEROX CORPORATION	1,242		1,242	Copier Lease	All Other Expenses
38	003978	8/11/2003	AARON INDUSTRIES, INC.		220	220	Inventory	Inventory
39	003979	8/11/2003	AMT LABS, INC.		5,973	5,973	Inventory	Inventory
40	003980	8/11/2003	AMZAC ENTERPRISES, INC.		508	508	Freight/Inventory	Inventory
41	003981	8/11/2003	EARTH LINK, INC.		146	146	Boonton Internet Service	All Other Expenses
42	003982	8/11/2003	BI NUTRACEUTICALS		1,326	1,326	Freight/Inventory	Inventory
43	003983	8/11/2003	BIOMER, INCORPORATED		2,812	2,812	Expense Reimbursement	All Other Expenses
44	003984	8/11/2003	CBT INTERNATIONAL, INC.		720	720	Freight/Inventory	Inventory
45	003985	8/11/2003	DANSTAR FERMENT A.G.		700	700	Inventory	Inventory
46	003986	8/11/2003	DMH INGREDIENTS		35	35	Inventory	Inventory
47	003987	8/11/2003	FARPOINT DISTRIBUTION CO.		105	105	Inventory	Inventory
48	003988	8/11/2003	ION BEAM APPLICATIONS		459	459	Inventory	Inventory
49	003989	8/11/2003	KELATRON CORPORATION		1,504	1,504	Inventory	Inventory
50	003990	8/11/2003	MODESTI BROTHERS, INC.		1,105	1,105	Freight/Inventory	Inventory
51	003991	8/11/2003	NATIONAL KASHRUTH		200	200	Kosher Certification	All Other Expenses
52	003992	8/11/2003	NORTH WEST MARKETING CO., INC.		6,580	6,580	Inventory	Inventory
53	003993	8/11/2003	PRODUCTS DISTRIBUTION, INC.		702	702	Inventory	Inventory
54	003994	8/11/2003	UNITED PARCEL SERVICES		2,113	2,113	Freight	Inventory
55	003995	8/11/2003	IFP, INC. ZUMBRO		107	107	Product Testing/Freight	Inventory
56	003996	8/11/2003	ROADWAY	52		52	Freight	Inventory
57	003997	8/11/2003	VOID	-		-	Void	Void
58	003998	8/11/2003	VOID		-	-	Void	Void
59	003999	8/11/2003	STRYKA BOTANICALS CO INC		359	359	Inventory	Inventory
60	004000	8/12/2003	THE ANALYTICA GROUP, INC.	177		177	Wastewater Analysis	All Other Expenses
61	004001	8/12/2003	FLAROMA		39,523	39,523	Inventory	Inventory
62	004002	8/14/2003	ALLTECH	125		125	Operating Supplies	All Other Expenses
63	004003	8/14/2003	AMERICAN INSTITUTE OF CHEMICAL ENGIN	208		208	Dues/ R. Kropp	All Other Expenses
64	004004	8/14/2003	AMERIGAS - FORT COLLINS	218		218	Operating Supplies	All Other Expenses
65	004005	8/14/2003	BUCHI ANALYTICAL, INC.	205		205	Operating Supplies	All Other Expenses
66	004006	8/14/2003	CHEM-AQUA	767		767	Water Treatment	All Other Expenses
67	004007	8/14/2003	COVANCE LABORATORIES	382		382	Product Testing	All Other Expenses
68	004008	8/14/2003	CO. DEPT. PUBLIC HEALTH & ENV	25		25	Appliance Fee	All Other Expenses

Hauser, Inc.
Debtor In Possession Interim Statement #5
August 1 to August 31, 2003
Detail Sheet F; Cash Disbursements

	Check No.	Check Date	Vendor Name	Hauser	BIE	Amount	Description	Category
9	004009	8/14/2003	EXPRESS SERVICES, INC.	1,677		1,677	Temporary Services	All Other Expenses
0	004010	8/14/2003	FEDERAL EXPRESS	91		91	Freight	All Other Expenses
1	004011	8/14/2003	GE CAPITAL	198		198	Copier Lease	All Other Expenses
2	004012	8/14/2003	GRUNECKER,KINKELDEY,STOCKMAIR	1,200		1,200	Annuity Fee WSR Patent	All Other Expenses
3	004013	8/14/2003	HOGAN & HARTSON	400		400	Annuity Fee Berry Patent	All Other Expenses
4	004014	8/14/2003	KC MAINTENANCE & SNOW REMOVAL	293		293	Lawn Service	All Other Expenses
5	004015	8/14/2003	KELLY SERVICES	1,116		1,116	Temporary Services	All Other Expenses
6	004016	8/14/2003	SCOTT KINDERWATER	298		298	Expense Reimbursement	All Other Expenses
7	004017	8/14/2003	LINWELD	129		129	Cylinders	All Other Exper
8	004018	8/14/2003	M TECH	1,639		1,639	Motor Repair	All Other Expe
9	004019	8/14/2003	COVANCE LABORATORIES	552		552	Product Testing	Inventory
0	004020	8/14/2003	MCMASTER-CARR	568		568	Operating Supplies	All Other Expenses
1	004021	8/14/2003	METRO WASTEWATER RECLAMATION	2,315		2,315	Hauled Waste	All Other Expenses
2	004022	8/14/2003	MICRON LEASING	324		324	Equipment Lease	All Other Expenses
3	004023	8/14/2003	BECKY NICHOLS	46		46	Expense Reimbursement	All Other Expenses
4	004024	8/14/2003	NOLAN ANDERSON	26		26	Expense Reimbursement	All Other Expenses
5	004025	8/14/2003	PUTNAM FIDUCIARY TRUST COMPANY	900		900	Qtrly Fee 5500 Charges	All Other Expenses
6	004026	8/14/2003	QWEST	136		136	Phone Service - Hauser	All Other Expenses
7	004027	8/14/2003	ROCKYNET	935		935	Internet Service - Hauser	All Other Expenses
8	004028	8/14/2003	SAUL BENNETT	804		804	Consulting/Credit Manager	All Other Expenses
9	004029	8/14/2003	SBC	975		975	Long Distance Service/Calif	All Other Expenses
0	004030	8/14/2003	SMART & BIGGAR	450		450	Annuity Fee Wsr Patent	All Other Expenses
1	004031	8/14/2003	SERVICE UNIFORM RENTAL	274		274	Uniform Service	All Other Expenses
2	004032	8/14/2003	THOMAS HANLON ASSOCIATES	4,327		4,327	Executive Management Services	All Other Expenses
3	004033	8/14/2003	VWR INTERNATIONAL	1,138		1,138	Operating Supplies	All Other Expenses
4	004034	8/14/2003	WASTE MANAGEMENT	51		51	Roll-Off July	All Other Expenses
5	004035	8/14/2003	KENNETH CLEVELAND ASSOCIATES	8,000		8,000	Executive Management Services	All Other Expens
6	004036	8/14/2003	QUEST INTERNATIONAL FLAVORS	2,756		2,756	Inventory	Inventory
7	004037	8/14/2003	AMZAC ENTERPRISES, INC.		1,331	1,331	Freight/Inventory	Inventory
8	004038	8/14/2003	BI NUTRACEUTICALS		1,126	1,126	Freight	Inventory
9	004039	8/14/2003	COMPOUND SOLUTIONS, INC.		19,500	19,500	Inventory	Inventory
0	004040	8/14/2003	FLAROMA		35,122	35,122	Inventory	Inventory
1	004041	8/14/2003	GEMINI TRAFFIC SALES INC.		991	991	Freight	Inventory
2	004042	8/14/2003	KELATRON CORPORATION		3,662	3,662	Inventory	Inventory
3	004043	8/14/2003	SUNLINE EXPRESS SYSTEMS, INC.		2,140	2,140	Freight	Inventory
4	004044	8/14/2003	GREIF BROTHERS	1,710		1,710	Inventory	Inventory
5	004045	8/19/2003	BIO-BOTANICAL, INC	325		325	Inventory	Inventory
6	004046	8/20/2003	ROADWAY	438		438	Freight/Inventory	Inventory
7	004047	8/20/2003	VOID	-		-	Void	Void
8	004048	8/21/2003	ACT TELECONFERENCING SERVICES	245		245	Teleconference Services	All Other Expenses
9	004049	8/21/2003	THE ANALYTICA GROUP, INC.	113		113	Wastewater Discharge	All Other Expenses
0	004050	8/21/2003	BI NUTRACEUTICALS	3,258		3,258	D&B Reporting	All Other Expenses

Hauser, Inc.
Debtor In Possession Interim Statement #5
August 1 to August 31, 2003
Detail Sheet F; Cash Disbursements

Check No.	Check Date	Vendor Name	Hauser	BIE	Amount	Description	Category
004051	8/21/2003	BOTANICAL LIASONS, LLC	280		280	R&D Samples	All Other Expenses
004052	8/21/2003	COVANCE LABORATORIES	2,000		2,000	Product testing	Inventory
004053	8/21/2003	KENNETH CLEVELAND ASSOCIATES	8,000		8,000	Executive Management Services	All Other Expenses
004054	8/21/2003	KENNETH CLEVELAND ASSOCIATES	1,583		1,583	Expense Reimbursement	All Other Expenses
004055	8/21/2003	THOMAS HANLON ASSOCIATES	4,327		4,327	Executive Management Services	All Other Expenses
004056	8/21/2003	DENVER RESERVE	252		252	Payroll	All Other Expenses
004057	8/21/2003	EXPRESS SERVICES, INC.	1,717		1,717	Temporary Services	All Other Expenses
004058	8/21/2003	FOOD PRODUCT LABORATORY INC.	630		630	Product Testing	Inventory
004059	8/21/2003	HASLER	46		46	Postage Meter Rental	All Other Expe
004060	8/21/2003	INDUSTRIAL CHEMICALS CORP.	631		631	Inventory	Inventory
004061	8/21/2003	KC MAINTENANCE & SNOW REMOVAL	249		249	Lawn Service	All Other Expenses
004062	8/21/2003	NOLAN ANDERSON	14		14	Expense Reimbursement	All Other Expenses
004063	8/21/2003	SANDY ROEDEL	547		547	Petty Cash Reimbursement	All Other Expenses
004064	8/21/2003	QWEST INTERPRISE AMERICA, INC.	50		50	Internet Service - Hauser	All Other Expenses
004065	8/21/2003	SIGMA-ALDRICH	79		79	Operating Supplies	All Other Expenses
004066	8/21/2003	SERVICE UNIFORM RENTAL	274		274	Uniform Service	All Other Expenses
004067	8/21/2003	TOP HAT SUPPLY COMPANY	451		451	Operating Supplies	All Other Expenses
004068	8/21/2003	UNITED POWER	12,401		12,401	Utilities - Hauser	All Other Expenses
004069	8/21/2003	US FILTER	75		75	Operating Supplies	All Other Expenses
004070	8/21/2003	VWR INTERNATIONAL	2,053		2,053	Operating Supplies	All Other Expenses
004071	8/21/2003	WESTERN DISPOSAL SERVICES	1,559		1,559	Trash Removal	All Other Expenses
004072	8/21/2003	SAUL BENNETT	804		804	Consulting Fee/Credit Manager	All Other Expenses
004073	8/21/2003	HORIZON LABORATORIES, INC	46,250		46,250	Inventory	Inventory
004074	8/21/2003	AARON INDUSTRIES, INC.		8,700	8,700	Inventory	Inventory
004075	8/21/2003	AIDP, INC.		788	788	Inventory	Inventory
004076	8/21/2003	AMZAC ENTERPRISES, INC.		1,157	1,157	Freight/inventory	Inventory
004077	8/21/2003	BI NUTRACEUTICALS		2,072	2,072	product testing	Inventory
004078	8/21/2003	CBT INTERNATIONAL, INC.		1,966	1,966	Inventory	Inventory
004079	8/21/2003	COACH INDUSTRIES INC.		110,000	110,000	Inventory	Inventory
004080	8/21/2003	FLAROMA		39,723	39,723	Inventory	Inventory
004081	8/21/2003	GEMINI TRAFFIC SALES INC.		455	455	Freight/inventory	Inventory
004082	8/21/2003	HOLMAN DISTRIBUTION CENTER		742	742	Inventory	Inventory
004083	8/21/2003	KELATRON CORPORATION		1,390	1,390	Inventory	Inventory
004084	8/21/2003	MODESTI BROTHERS, INC.		856	856	Freight/inventory	Inventory
004085	8/21/2003	MOTOR CARGO		77	77	Freight/inventory	Inventory
004086	8/21/2003	VOID		-	-	Void	Void
004087	8/21/2003	PAT VITAMINS, INC.		5,149	5,149	Inventory	Inventory
004088	8/21/2003	SHUSTER		420	420	Product Testing	Inventory
004089	8/21/2003	SUNLINE EXPRESS SYSTEMS, INC.		258	258	Freight/inventory	Inventory
004090	8/21/2003	UNITED PARCEL SERVICES		75	75	Shipping service charges	All Other Expenses
004091	8/21/2003	SUNLINE EXPRESS SYSTEMS, INC.	1,250		1,250	Freight/inventory	Inventory
004092	8/26/2003	ACORDIA	44,889		44,889	Liability Insurance	Insurance

Hauser, Inc.
Debtor In Possession Interim Statement #5
August 1 to August 31, 2003
Detail Sheet F; Cash Disbursements

Check No.	Check Date	Vendor Name	Hauser	BIE	Amount	Description	Category
004093	8/26/2003	KENNETH CLEVELAND ASSOCIATES	8,485		8,485	Executive Management Services+Expenses	All Other Expenses
004094	8/26/2003	WELLS FARGO BANK, N.A.	24,656		24,656	Attorney's Fees	WF Legal Reimb
004095	8/26/2003	CBT INTERNATIONAL, INC.		9,297	9,297	Freight	Inventory
004096	8/26/2003	FLAROMA		45,194	45,194	Inventory	Inventory
004097	8/26/2003	KELATRON CORPORATION		8,636	8,636	Inventory	Inventory
004098	8/26/2003	PRODUCTS DISTRIBUTION, INC.		6,956	6,956	Inventory	Inventory
004099	8/26/2003	THOMAS HANLON ASSOCIATES	4,382		4,382	Executive Management Services	All Other Expenses
004100	8/26/2003	BI NUTRACEUTICALS	1,200		1,200	Product Testing	Inventory
004101	8/26/2003	CITY OF EL SEGUNDO	93		93	Business License	All Other Exper
004102	8/26/2003	CO. DEPT. PUBLIC HEALTH & ENV	386		386	Wastewater Discharge Permit	All Other Expe.
004103	8/26/2003	COMPUTERSHARE	696		696	Shareholders Listing	All Other Expenses
004104	8/26/2003	CORPORATE EXPRESS	1,208		1,208	Office Supplies	All Other Expenses
004105	8/26/2003	EXPRESS SERVICES, INC.	1,214		1,214	Temporary Services	All Other Expenses
004106	8/26/2003	FEDERAL EXPRESS	106		106	Shipping Charges	Inventory
004107	8/26/2003	FLUID TECHNOLOGIES	706		706	Operating Supplies	All Other Expenses
004108	8/26/2003	FORKLIFT SYSTEMS OF COLORADO	94		94	Equipment Repair	All Other Expenses
004109	8/26/2003	GREIF	2,653		2,653	Inventory	Inventory
004110	8/26/2003	HAGEMEYER	100		100	Operating Supplies	Inventory
004111	8/26/2003	HAUSER TECHNICAL SERVICES, INC	3,208		3,208	Professional Services	All Other Expenses
004112	8/26/2003	INDUSTRIAL CHEMICALS CORP.	136		136	Product Testing	Inventory
004113	8/26/2003	KELLY SERVICES	3,883		3,883	Temporary Services	All Other Expenses
004114	8/26/2003	KROGER-KING SOOPERS CUST CHARG	268		268	Other	All Other Expenses
004115	8/26/2003	MCMASTER-CARR	3		3	Operating Supplies	Inventory
004116	8/26/2003	NEXTEL COMMUNICATIONS	443		443	Pagers/Telecommunications	All Other Expenses
004117	8/26/2003	PROCESS TECHNOLOGIES	4,607		4,607	Inventory	Inventory
004118	8/26/2003	QWEST	1,035		1,035	Telephone	All Other Expenses
004119	8/26/2003	RR DONNELLEY RECEIVABLES, INC.	665		665	Chptr 11 Printing Expense	All Other Expen
004120	8/26/2003	SAUL BENNETT	804		804	Credit Mgr Consulting	All Other Expe
004121	8/26/2003	SERVICE UNIFORM RENTAL	261		261	Uniform Service	All Other Expenses
004122	8/26/2003	TOLIN MECHANICAL SYSTEMS CO.	1,006		1,006	Equipment Repair	All Other Expenses
004123	8/26/2003	VWR INTERNATIONAL	47		47	Operating Supplies	All Other Expenses
004124	8/26/2003	JM SWANK	2,525		2,525	Inventory	Inventory
004125	8/27/2003	AMZAC ENTERPRISES, INC.		1,185	1,185	Freight	Inventory
004126	8/27/2003	BIOMER, INCORPORATED		970	970	Inventory	Inventory
004127	8/27/2003	DEDOLA INTERNATIONAL, INC.		2,081	2,081	Freight	Inventory
004128	8/27/2003	MODESTI BROTHERS, INC.		839	839	Freight	Inventory
004129	8/27/2003	NATIONAL KASHRUTH		200	200	Kosher Certification	Inventory
004130	8/27/2003	QWEST		26	26	Long Distance Service Boonton	All Other Expenses
004131	8/27/2003	SUNLAND DISTRIBUTION INC.		227	227	Freight	Inventory
004132	8/27/2003	SUNLINE EXPRESS SYSTEMS, INC.		1,529	1,529	Freight	Inventory
004133	8/27/2003	UNITED PARCEL SERVICES		2,869	2,869	Freight	Inventory
004134	8/27/2003	NORTHLAND IMPORTS		55,000	55,000	Inventory	Inventory

Hauser, Inc.
Debtor In Possession Interim Statement #5
August 1 to August 31, 2003
Detail Sheet F; Cash Disbursements

Check No.	Check Date	Vendor Name	Hauser	BIE	Amount	Description	Category
004135	8/28/2003	MCDONALD FARMS ENTERPRISES	2,469		2,469	Waste removal	All Other Expenses
004136	8/28/2003	VOID		-	-	Void	Void
004137	8/28/2003	COVANCE LABORATORIES	2,000		2,000	Product Testing	Inventory
ED8/1	8/1/2003	UNITED PARCEL SERVICE	199		199	Shipping	All Other Expenses
ED	8/8/2003	UNITED PARCEL SERVICE	148		148	Shipping	All Other Expenses
ED	8/15/2003	UNITED PARCEL SERVICE	264		264	Shipping	All Other Expenses
ED	8/22/2003	UNITED PARCEL SERVICE	336		336	Shipping	All Other Expenses
ED	8/29/2003	UNITED PARCEL SERVICE	340		340	Shipping	All Other Expenses
GJ	8/1/2003	ADP	721		721	Payroll fees	All Other Exper
GJ	8/5/2003	PAYROLL 8/8, DDP & TAXES	65,923		65,923	Payroll & Taxes 8/8	Payroll
GJ	8/8/2003	PAYROLL 8/8, LIVE CHECKS	10,595		10,595	Payroll Live Checks 8/8	Payroll
GJ	8/15/2003	ADP	203		203	Payroll charges	Payroll
GJ	8/15/2003	ZUELLIG BOTANICALS, INC	150,000		150,000	Zuellig cost sharing	Zuellig cost sharing
GJ	8/19/2003	PAYROLL 8/22, LIVE CHECKS	14,012		14,012	Payroll Live Checks 82/22	Payroll
GJ	8/20/2003	WELLS FARGO	1,936		1,936	Client analysis srvc chrg	All Other Expenses
GJ	8/20/2003	ADP PAYROLL 8/22	68,681		68,681	Payroll 8/22 EFT & taxes	Payroll
GJ	8/29/2003	ADP	189		189	Payroll charges	Payroll
W801A	8/1/2003	BI NUTRACEUTICALS		4,129	4,129	Inventory	Inventory
W801B	8/1/2003	PREMIUM PROCESSING		12,490	12,490	Inventory	Inventory
W805A	8/5/2003	NORTHLAND IMPORTS		27,500	27,500	Inventory	Inventory
W805B	8/5/2003	AMERICAN SANJIANG BIO-FOUNDATION	3,500		3,500	Inventory	Inventory
W805C	8/5/2003	BARRINGTON CHEMICAL CORP		1,686	1,686	Inventory	Inventory
W806B	8/6/2003	PREMIUM PROCESSING		10,226	10,226	Inventory	Inventory
W806C	8/6/2003	AIDP, INC		45,500	45,500	Inventory	Inventory
W806D	8/6/2003	AUSTIN CHEMICAL CO		10,200	10,200	Inventory	Inventory
W806E	8/6/2003	CHEMSOURCE INTERNATIONAL, INC		43,110	43,110	Inventory	Inventory
W806F	8/6/2003	DANSTAR AG TRADE		19,128	19,128	Inventory	Inventory
W806G	8/6/2003	WATKINS MOTOR LINES		10,000	10,000	Inventory	Inventory
W806H	8/6/2003	MONTGOMERY CHEMICAL		7,120	7,120	Inventory	Inventory
W806I	8/6/2003	PUTNAM CORPORATE SERVICES	5,594		5,594	401K payments	Payroll
W806J	8/6/2003	THE WHOLE HERB CO		2,208	2,208	Inventory	Inventory
W806A	8/7/2003	PREMIUM PROCESSING	3,971		3,971	Inventory	Inventory
W	8/7/2003	DMH INGREDIENTS		11,528	11,528	Inventory	Inventory
W808A	8/8/2003	MB NORTH AMERICA		15,500	15,500	Inventory	Inventory
W808B	8/8/2003	SHANGHAI MEDICINES		28,630	28,630	Inventory	Inventory
W808C	8/8/2003	SAN FRANCISCO HERB		4,178	4,178	Inventory	Inventory
W	8/11/2003	SHANGHAI MEDICINES		55,000	55,000	Inventory	Inventory
W	8/11/2003	SHANGHAI MEDICINES		135	135	Inventory	Inventory
W	8/13/2003	MONTGOMERY CHEMICAL		66,980	66,980	Inventory	Inventory
W	8/13/2003	AIDP, INC		1,500	1,500	Inventory	Inventory
W	8/14/2003	BOTESCH INVESTMENTS LTD.		118,000	118,000	Inventory	Inventory
W815A	8/15/2003	MIDWEST GRAIN	30,787		30,787	Inventory	Inventory

Hauser, Inc.
Debtor In Possession Interim Statement #5
August 1 to August 31, 2003
Detail Sheet F; Cash Disbursements

	Check No.	Check Date	Vendor Name	Hauser	BIE	Amount	Description	Category
7	W	8/18/2003	LALILAB		13,500	13,500	Inventory	Inventory
8	W	8/18/2003	SHANGHAI MEDICINES		11,700	11,700	Inventory	Inventory
9	W	8/18/2003	WELCH LABORATORIES		10,820	10,820	Inventory	Inventory
0	W	8/19/2003	SHANGHAI MEDICINES		78,100	78,100	Inventory	Inventory
1	W	8/19/2003	SHANGHAI MEDICINES		135	135	Bank fee	Inventory
2	W	8/19/2003	SHANGHAI MEDICINES		28,500	28,500	Inventory	Inventory
3	W	8/19/2003	SHANGHAI MEDICINES		135	135	Bank fee	Inventory
4	W	8/19/2003	BYRON CHEMICAL		39,000	39,000	Inventory	Inventory
5	W	8/20/2003	MB NORTH AMERICA		18,940	18,940	Inventory	Inventory
6	W	8/20/2003	BARRINGTON CHEMICAL CORP		15,000	15,000	Inventory	Inventory
7	W	8/20/2003	ROADWAY FREIGHT		5,000	5,000	Freight/Inventory	Inventory
8	W	8/20/2003	SJZ PAHRM USA, INC		3,000	3,000	Inventory	Inventory
9	W	8/21/2003	MONTGOMERY CHEMICAL		38,121	38,121	Inventory	Inventory
0	W	8/21/2003	MB NORTH AMERICA		32,000	32,000	Inventory	Inventory
1	W	8/21/2003	MERIDIAN TRADING CO	15,438		15,438	Inventory	Inventory
2	W	8/21/2003	PUTNAM CORPORATE SERVICES	5,449		5,449	401K payments	All Other Expenses
3	W	8/22/2003	NOVEON PHARMA GMBH & CO		10,266	10,266	Inventory	Inventory
4	W	8/22/2003	ROADWAY FREIGHT		10,000	10,000	Inventory	Inventory
5	W	8/25/2003	PAT VITAMINS		112,750	112,750	Inventory	Inventory
6	W	8/26/2003	BIO DAR		22,200	22,200	Inventory	Inventory
7	W	8/26/2003	SHANGHAI FREEMEN		1,500	1,500	Inventory	Inventory
8	W	8/27/2003	SHANGHAI FREEMEN		177,000	177,000	Inventory	Inventory
9	W	8/28/2003	BOAJI		18,800	18,800	Inventory	Inventory
0	W	8/28/2003	BOAJI		135	135	Wire fee	Inventory
1	W	8/28/2003	BI NUTRACEUTICALS		23,013	23,013	Inventory	Inventory
2	W	8/29/2003	PAT VITAMINS		1,100	1,100	Inventory	Inventory
				822,375	1,667,506	2,489,881		

Office of the United States Trustee

In re: Hauser Technical Services, Inc.	**Debtor in Possession Interim Statement**
A Delaware Corporation	Statement Number: 5
	For the period-
Debtor	FROM: August 1, 2003
Chapter 11 Case No: LA 03-18798-BB	TO: August 31, 2003

CASH ACTIVITY ANALYSIS (Cash Basis Only)	**General Account**	**Payroll Account**	**Tax Account**
A. Total Receipts per all Prior Interim Statements	2,405,472		-
B. Less: Total Disbursements per all Prior Statements	1,780,644	0	-
C. Beginning Balance (A less B)	624,828	0	
D. Receipts during Current Period (Describe each receipt; Attach Separate Listing if Necessary)			
8-07-03 - Customer Receipts	40,884		
8-12-03 - Customer Receipts	201,421		
8-21-03 - Customer Receipts	14,771		
8-27-03 - Customer Receipts	171,885		
From Detail Sheet "D"			
TOTAL RECEIPTS THIS PERIOD (D):	428,960	0	
E. Balance Available (C plus D)	1,053,788	0	
F. Less: Disbursements during Current Period (Describe "date", "Check#", "Payee/Purpose"; Attach separate listing If needed)			
From Detail Sheet "F"	450,374	0	
TOTAL DISBURSEMENTS THIS PERIOD (F):	450,374	0	
G. Ending Balance (E less F)	603,414	0	

H. Depositories	Depository Name / Depository Location	Account Number
(1) General Account	Wells Fargo Bank - Los Angeles, CA	4945 063840
(2) Payroll Account	Wells Fargo Bank - Los Angeles, CA	4945 086361
(3) Tax Account	none	

I. Other monies on hand (Specify type and location) (i.e. Certificates of Deposit, Petty Cash):

Type	**Location**	
Petty Cash	Denver, CO	not to exceed $1,000

I, (Print Name:) Thomas W. Hanlon, Secretary / Treasurer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Interim Statement is true and complete to the best of my knowledge.

Dated: 9/4/03

Thomas W Hanlon

Debtor In Possession or Trustee Signature
Secretary / Treasurer

Office of the United States Trustee

In re: Hauser Technical Services, Inc.		Debtor In Possession Interim Statement	
A Delaware Corporation		Statement Number:	5
		For the period:	
	Debtor	FROM:	8/1/2003
Chapter 11 Case No:	LA 03-18798-BB	TO:	8/31/2003

Date of Disbursement	Check Number	Payee	Purpose	General Account	Payroll Account	Tax Account
8/10/2003	ADJ 16	Office Max (Correction of Ck #11450)	Other	0		
8/1/2003	11539	6800 Broadway Business Center, LLC	CC Building Rent	27,175		
8/1/2003	11540	Acculab, Inc.	Other	270		
8/1/2003	11541	Adam Flick	Exp Rep/Mileage	186		
8/1/2003	11542	Airgas Dry Ice	Other	191		
8/1/2003	11543	Analytical Instrument Company, Inc.	Other	402		
8/1/2003	11544	Aramark	Other	51		
8/1/2003	11545	AT&T Wireless Services	Other	152		
8/1/2003	11546	Beckman Coulter	Other	904		
8/1/2003	11547	Biopharma Compliance Services, LLC	Contract QA Services	3,200		
8/1/2003	11548	BioWest 2003 Conference	Other	900		
8/1/2003	11549	CGLIC-Phoenix EASC	Emp Benefits/Medical	18,191		
8/1/2003	11550	Edward Babaian	Exp Rep/Mileage	19		
8/1/2003	11551	Elite Microsource Corporation	Other	485		
8/1/2003	11552	Federal Express	Other	292		
8/1/2003	11553	HAZMATPAC	Other	248		
8/1/2003	11554	Ikon Office Solutions	Other	380		
8/1/2003	11555	Industrial Chemicals Corporation	Chemicals	1,678		
8/1/2003	11556	Industrial Container Services	Other	195		
8/1/2003	11557	Jefferson Pilot Financial Insurance Co.	Other	90		
8/1/2003	11558	LabMetrix Technologies, Inc.	Outside Lab Work	1,689		
8/1/2003	11559	Margaret Thompson	Exp Rep/Mileage/supplies	496		
8/1/2003	11560	Mtech	Equip. Main. Contract	2,670		
8/1/2003	11561	Orkin Exterminating	Other	64		
8/1/2003	11562	Pure Water Solutions, Inc.	Other	264		
8/1/2003	11563	Rodney B. McKeever	Exp Rep/Meals/Supplies	611		
8/1/2003	11564	Service Uniform Rental - DV	Other	74		
8/1/2003	11565	SimplexGrinnell	Equip. Repair	1,275		
8/1/2003	11566	Trinity Capital Corporation	Other	261		
8/1/2003	11567	Troemner, LLC	Other	531		
8/1/2003	11568	USFilter	Other	132		
8/1/2003	11569	V W R Scientific, Inc.	Lab Supplies	1,181		
8/1/2003	11570	West Coast Analytical Service, Inc.	Other	775		
8/1/2003	11571	Woodspear Properties	Building Rent GB	16,770		
8/4/2003	11572	Sensitech, Inc.	Equipment/data logger	1,043		
8/4/2003	11573	Vaisala, Inc.	Other	139		
8/7/2003	11574	Ace Glass, Inc.	Other	111		
8/7/2003	11575	Advanced Trailer Leasing	Other	134		
8/7/2003	11576	Agilent Technologies	Equip. Repair	1,296		
8/7/2003	11577	Airgas Dry Ice	Other	171		
8/7/2003	11578	Ben Hughes	Exp Rep/Mileage	76		
8/7/2003	11579	Biopharma Compliance Services, LLC	Contract QA Services	3,200		
8/7/2003	11580	Boulder Security Center	Other	37		
8/7/2003	11581	Cole-Parmer Instrument Co.	Lab Supplies	4,172		
8/7/2003	11582	Concentra Medical Centers	Other	114		
8/7/2003	11583	Cynthia S. Thompson	Manual Pay check	347		
8/7/2003	11584	Dan W. Childers	Exp Rep/Meals/phone	279		
8/7/2003	11585	Denver Reserve	Other	805		
8/7/2003	11586	Estey Printing Company	Other	60		
8/7/2003	11587	Federal Express	Other	383		
8/7/2003	11588	GE Capital	Equip Lease/Copiers	1,029		
8/7/2003	11589	Iron Mountain	Other	113		

Office of the United States Trustee

In re: Hauser Technical Services, Inc. A Delaware Corporation Debtor Chapter 11 Case No: LA 03-18798-BB	**Debtor In Possession Interim Statement** Statement Number: 5 For the period: FROM: 8/1/2003 TO: 8/31/2003

Date of Disbursement	Check Number	Payee	Purpose	General Account	Payroll Account	Tax Account
8/7/2003	11590	Jackie L. Nelson	Exp Rep/Mileage	66		
8/7/2003	11591	Jeol USA, Inc.	Equip Main Contract	1,560		
8/7/2003	11592	Linweld, Inc.	Other	328		
8/7/2003	11593	McGuckin Hardware, Inc.	Other	273		
8/7/2003	11594	Melissa Varner	Exp Rep/Meals	244		
8/7/2003	11595	Mile Hi Culligan Water, Inc.	Other	226		
8/7/2003	11596	MONSTER.COM	Other	305		
8/7/2003	11597	Mtech	Equip Main Contract	1,061		
8/7/2003	11598	Neopost Leasing (San Francisco)	Other	212		
8/7/2003	11599	North Pecos Water & Sanitation	Other	19		
8/7/2003	11600	Orkin Exterminating	Other	196		
8/7/2003	11601	Petty Cash	Other	296		
8/7/2003	11602	QWEST - 023B (was 179B)	Other	162		
8/7/2003	11603	QWEST - 146B (was 421B)	Other	321		
8/7/2003	11604	QWEST - 564B (was 701B)	Other	50		
8/7/2003	11605	Qwest 692B (was 723B)	Other	910		
8/7/2003	11606	Qwest Internet Solutions	Other	50		
8/7/2003	11607	Service Uniform Rental - DV	Other	75		
8/7/2003	11608	Sigma-Aldrich	Other	81		
8/7/2003	11609	Todd Klimkowsky	Exp Rep/Mileage/supplies	233		
8/7/2003	11610	Tri-R Systems, Inc.	Other	58		
8/7/2003	11611	Univ of Colorado Tech Research Cntr	Other	85		
8/7/2003	11612	Univance Telecommunications, Inc.	Other	283		
8/12/03	11613	U.S. Trustee	Qtr 2 2003 Fee	5,000		
8/14/2003	11614	Airgas Dry Ice	Other	69		
8/14/2003	11615	Aramark	Other	139		
8/14/2003	11616	Barry H. Wolfe	Exp Rep-Mileage	191		
8/14/2003	11617	Corporate Express	Other	769		
8/14/2003	11618	CRC Press I LLC	6 Month Subscription	1,680		
8/14/2003	11619	Federal Express	Other	299		
8/14/2003	11620	Hauser, Inc	Reimbursement/Payroll	1,223		
8/14/2003	11621	Hughes Supply, Inc.	Other	95		
8/14/2003	11622	Ikon Office Solutions	Other	216		
8/14/2003	11623	INFOTRAC, Inc.	Other	590		
8/14/2003	11624	Janelle Bailey	Exp Rep-Mileage	40		
8/14/2003	11625	Linweld, Inc.	Other	182		
8/14/2003	11626	Nelson Laboratories, Inc.	Other	315		
8/14/2003	11627	Orkin Exterminating	Other	130		
8/14/2003	11628	Quantum Analytics	Equip Rental	3,701		
8/14/2003	11629	QWEST - 469B	Other	476		
8/14/2003	11630	Qwest 230M	Other	138		
8/14/2003	11631	RockyNet.com, Inc.	Other	900		
8/14/2003	11632	Sean Garrett	Exp Rep-Mileage/Supplies	132		
8/14/2003	11633	Service Uniform Rental - DV	Other	161		
8/14/2003	11634	Sigma-Aldrich	Other	587		
8/14/2003	11635	Spring USA, Inc. (was Gold Star)	Cleaning CC Aug	1,700		
8/14/2003	11636	Teledyne Tekmar Company	Other	134		
8/14/2003	11637	Terri Facey	Exp Rep- Mileage	28		
8/14/2003	11638	Tina L. Nelson	Exp Rep- Mileage	80		
8/14/2003	11639	Univ of Colorado Tech Research Cntr	Other	62		
8/14/2003	11640	V W R Scientific, Inc.	Chemicals & Lab Supplies	25,573		
8/14/2003	11641	Waste Management of Denver	Other	56		

Office of the United States Trustee

In re: Hauser Technical Services, Inc.	**Debtor In Possession Interim Statement**
A Delaware Corporation	Statement Number: 5
	For the period:
Debtor	FROM: 8/1/2003
Chapter 11 Case No: LA 03-18798-BB	TO: 8/31/2003

Date of Disbursement	Check Number	Payee		Purpose	General Account	Payroll Account	Tax Account
8/14/2003	11642	Waters Corporation		Service Contract	3,274		
8/14/2003	11643	Xcel Energy		Utilities CC & GB	11,935		
8/18/2003	11644	Interstate All Battery Center		Other	116		
8/21/2003	11645	CPI International		Other	175		
8/21/2003	11646	Denver Reserve		Other	949		
8/21/2003	11647	Fisher Scientific		Chemicals	1,999		
8/21/2003	11648	Linweld, Inc.		Other	72		
8/21/2003	11649	Mountain States Chapter PDA		Other	400		
8/21/2003	11650	Orkin Exterminating		Other	64		
8/21/2003	11651	Qwest - 922B (was 612B)		Other	47		
8/21/2003	11652	SuperGen, Inc.		Customer refund	3,288		
8/21/2003	11653	V W R Scientific, Inc.		Lab Supplies	1,168		
8/25/2003	11654	Phenomenex, Inc.		Other	513		
8/27/2003	11655	Airgas Dry Ice		Other	36		
8/27/2003	11656	AT&T Wireless Services		Other	135		
8/27/2003	11657	Biopharma Compliance Services, LLC		Contract QA Services	3,200		
8/27/2003	11658	Federal Express		Other	935		
8/27/2003	11659	Fisher Scientific		Other	32		
8/27/2003	11660	Ikon Office Solutions		Other	764		
8/27/2003	11661	Lennon Smith Advisors, LLC		Expense reimbursement	2,474		
8/27/2003	11662	Linweld, Inc.		Other	41		
8/27/2003	11663	Orkin Exterminating		Other	66		
8/27/2003	11664	Qwest 231B		Other	936		
8/27/2003	11665	Service Uniform Rental - DV		Other	72		
8/27/2003	11666	V W R Scientific, Inc.		Lab Supplies	1,359		
8/7/2003	Wire Trnsf	Payroll 8-7 - Direct Deposit		Payroll & Payroll Taxes	46,357		
8/7/2003	Wire Trnsf	Payroll 8-7 - Taxes		Payroll & Payroll Taxes	24,693		
8/7/2003	Pyrl Cks	Payroll 8-7 - Checks		Payroll & Payroll Taxes	15,323		
8/19/2003	Wire Trnsf	Payroll 8-21 - Direct Deposit		Payroll & Payroll Taxes	48,789		
8/20/2003	Wire Trnsf	Payroll 8-21 - Taxes		Payroll & Payroll Taxes	25,474		
8/21/2003	Pyrl Cks	Payroll 8-21 - Checks		Payroll & Payroll Taxes	13,272		
8/7/2003	Wire Trnsf	Putnam Investments		401 K Deposit	5,276		
8/21/2003	Wire Trnsf	Putnam Investments		401 K Deposit	5,743		
8/20/2003	Wire Trnsf	Automatic Data Processing		CO SUI Owed	290		
8/1/2003	Wire Trnsf	Automatic Data Processing		Payroll Processing Fee	273		
8/15/2003	Wire Trnsf	Automatic Data Processing		Payroll Processing Fee	244		
8/29/2003	Wire Trnsf	Automatic Data Processing		Payroll Processing Fee	247		
8/31/2003	Wire Trnsf	Automatic Data Processing		Payroll Processing Fee - Corctn	-238		
8/20/2003	Acnt Trnsf	Wells Fargo	#	Bank Fee	508		
8/27/2003	Acnt Trnsf	Hauser Inc.	#	Admin Fees & Interest	83,000		
TOTAL DISBURSMENTS on this page: (Total will automatically carry to p1)					450,374	0	0